Contact

www.linkedin.com/in/jacob-dusek-a46bb721 (LinkedIn)
www.sagesafaris.com (Company)
www.mtundercanvas.com (Company)
www.tentandtipirental.com (Company)

Jacob Dusek

Few & Far + Enygma Co-Founder | former Under Canvas Co-founder

Cape Town, Western Cape, South Africa

Experience

Few & Far

Co-Founder

March 2024 - Present (8 months)

Global

Enygma Ventures

Co-Founder & General Partner

October 2019 - Present (5 years 1 month)

Southern Africa

Venture Capital for Southern Africa

Under Canvas Inc.

Co-Founder

March 2009 - January 2020 (10 years 11 months)

North America

connecting people with the outdoors

Education

University of Portsmouth

Bsc, Disaster Risk Management · (2004 - 2007)